

August 24, 2021

<u>VIA E-MAIL</u>

Dodie C. Kent, Esquire
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001

Re: Forethought Life Insurance Company
        Initial Registration Statement on Form S-1
        File No. 333-257394

Dear Ms. Kent:

On June 25, 2021, you filed the above-referenced initial registration statement on Form S-1 on behalf of Forethought Life Insurance Company (the "Company"). We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.[1]

General

1. Please confirm that all missing information, including the name of the Contract, all appendices, exhibits and financial statements, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information. Please note that since the registration statement will go effective 135 days after end of the Company's last fiscal year end, interim financial statements as required by Rule 3-12 of Regulation S-X will need to be included.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company's obligations under the Contract or whether the Company will be solely responsible for any benefits or features associated with the Contract.

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

3. Please complete the legend on the back cover page of the prospectus as required by Item 502(b) of Regulation S-K.

4. The staff would generally expect the Indices to be broad based securities indexes. With respect to each of the Fidelity Dividend Strength Index, the Franklin U.S. Equity Index, and the UBS Climate Aware Equity Index (each, an "Index"), please confirm supplementally whether: (i) the Index and the methodology used to calculate the Index will be publicly available; (ii) all components of the Index will be actively traded; and (iii) the Index can be replicated by unaffiliated third parties.

   In your response, please provide a link to a publicly-available website describing each Index. We may have further comments after you provide this information.

5. We note that examples are generally provided in the appendices to the prospectus. Notwithstanding this, please provide simplified examples of how material features of the contract operate in the body of the prospectus (*e.g.*, Free Withdrawal Amount, Withdrawal Charges, Strategy Interim Value, Aggregate Floors, the MVA, Performance Lock, and the Optional Return of Premium Death Benefit) to provide context for the reader in addition to the more detailed examples in the appendices.

Cover Page

6. On the outside facing page, above the name of the registrant, please revise the header to read "Registration Statement under the Securities Act of 1933."

7. Please prominently state after the third sentence on the cover page that the Company does not allow additional Premium Payments after the initial Premium Payment.

8. The first paragraph states: "Certain words and phrases used and capitalized throughout the prospectus are defined in the section titled 'Defined Terms.'" Notwithstanding this disclosure, please provide plain English definitions of defined terms where first used on the cover page.

9. With reference to I-share Contracts, please disclose on the cover page that if a Contract Owner elects to pay the advisory fee from his or her Contract value, then this deduction [will reduce][may reduce] the death benefit(s) and any downside protection provided by the Indexed Strategies.

10. Please revise the fourth sentence of the second paragraph to read: "At the end of a Strategy Term, We will apply an Index Credit **(which may be positive, negative, or equal to zero)** to your Indexed Strategy Base ~~(which may be positive, negative, or equal to zero)~~ based on the Index performance and Indexed Strategy in which you invest." Please also prominently disclose that there is a risk of loss of principal and previously credited interest of up to [%] (with each Buffer Strategy) and [%] (with each Floor Strategy, other than the Indexed Strategy with a "0% Floor") due to negative Index

performance, and that this loss could be greater due to the imposition of Withdrawal Charges and/or the Market Value Adjustment.

11. Please disclose, where Withdrawal Charges and the Market Value Adjustment are first mentioned, that there is a Withdrawal Charge Period of six years for B-share Contracts, during which Withdrawal Charges and Market Value Adjustments may apply. Please similarly clarify throughout that Withdrawal Charges are only applicable to B-share contracts (*e.g.*, in the withdrawal charge schedule under "Summary – What charges are deducted under the Contract?").

12. In the first bullet under the second paragraph, please change the title of the paragraph from "Index" to "Indices."

13. The Contract offers a one-year Strategy Term that does not offer either Floor or Buffer downside protection. It is our understanding that, under that Indexed Strategy, an investor would never be subject to a negative Index Credit at the end of a Strategy Term. Accordingly, please clarify in the disclosure (in the Indexed Strategies table on the cover page, and elsewhere as applicable) what a "0% Floor" means and revise the first sentence of the second bullet under the second paragraph to exclude that strategy.

14. Underneath the Indexed Strategies table on the cover page, please disclose that the table is intended only as a summary and that a full list of available Indexed Strategies is available in the discussion of "Available Strategies – Indexed Strategies" on page 14.

15. Please disclose that partial withdrawals, full surrender, annuitization and Death Benefit payments, if made or taken during a Strategy Term, are subject to an adjustment based on the Strategy Interim Value and briefly describe the Strategy Interim Value. Please revise the second sentence of the second paragraph underneath the Indexed Strategies table on the cover page as follows: "If you decide to exercise the Performance Lock feature during a Strategy Term, your Strategy Contract Value (which otherwise fluctuates each Valuation Day) is locked in at the Strategy Interim Value on the Performance Lock Date and will accumulate at a fixed rate equivalent to the One-Year Fixed Strategy **in effect on the Performance Lock Date** for the remainder of the Strategy Term."

16. Please include the following disclosures on the cover page:

- The Company's obligations under the Contract are subject to the Company's creditworthiness and claims paying ability.
- The Contract does not provide tax deferral benefits, beyond those already provided under the Internal Revenue Code, for Contracts purchased as a qualified contract (as defined on page 4).
- Amounts withdrawn from the Contract may also be subject to taxes and a 10% federal penalty if taken before age 59 ½.
- Please prominently disclose that the Contract is not appropriate for investors who plan to take withdrawals beyond the Free Withdrawal Amount or surrender the

Contract during the first six Contract Years due to the imposition of Withdrawal Charges and/or the Market Value Adjustment.

- Please prominently disclose that partial withdrawals, full surrender, annuitization and Death Benefit payments, if made or taken during a Strategy Term, could significantly reduce the values under the Contract and the amount of interest credited at the end of a Strategy Term due to the Strategy Interim Value adjustment, proportionate withdrawal calculations, Withdrawal Charges and the Market Value Adjustment. Please state that these charges and adjustments could reduce the amount received to less than the protection provided by the Floor or Buffer applicable to the Indexed Strategy(ies).

Defined Terms (pages 1-4)

17. In accordance with plain English principles, please use defined terms sparingly. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). For example, several defined terms are used infrequently in the prospectus, and would be more appropriately defined where they are referenced (*e.g.*, Minimum Non-Forfeiture Amount). Other terms, such as non-forfeiture factor, non-forfeiture rate, RILA, Partial Withdrawal, and Surrender, are undefined and should be explained or defined in context. Finally, please use defined terms consistently (*e.g.*, consistently use the term "Contract" when referring to the defined term, rather than "contract.").

18. Please clarify the definition of Floor Percentage in plain English, which discusses Index Returns relative to the Floor Percentage in mathematical terms.

19. In the definition of Free Withdrawal Amount, please add disclosure to clarify that the Free Withdrawal Amount is subject to Strategy Interim Value calculation if taken prior to the end of the Strategy Term.

20. In the definitions of Contract Maturity Date and Issue Age, and elsewhere as applicable, please clarify which Annuitant's birthday would be used in the case of joint Annuitants.

21. The definition of Required Minimum Distribution discusses "employer sponsored qualified Contracts…." Please reconcile this with the discussion on page 4, which only lists IRAs, Roth IRAs, SEP IRAs, Inherited Traditional IRAs, and Inherited Roth IRAs as forms of qualified Contracts.

Summary (pages 4-8)

22. The third sentence reads: "The Contract may not be available in all states…." Please specify here the states in which the Contract is not offered, or provide an internal cross-reference to the Appendix that contains this information.

What is the purpose of the Contract?

23. In the second paragraph, and throughout where withdrawals are discussed, please clarify that, for I-share Contracts, the Free Withdrawal Amount is limited to Required Minimum Distributions and that there are no Withdrawal Charges for I-share Contracts. Please also clarify here, and throughout where withdrawals and surrenders are discussed, the effects of Strategy Interim Value and MVA calculations upon withdrawal.

24. The third paragraph reads: "*You should recognize that while the Contract provides some protection against loss, you can lose money under the Contract. It is possible to lose your entire principal investment and any earnings over the life of your Contract.*"

    a. Please specify, <u>for each Indexed Strategy offered under the Contract</u>, the maximum potential loss an investor may be subject to.

Are the Contracts non-qualified or qualified under the Code?

25. In the discussion of qualified Contracts, please delete "for example" and specify which types of plans the Company does not accept as qualified Contracts. Reconcile all other disclosure in the prospectus consistent with this definition.

What is Strategy Interim Value?

26. In the second paragraph, where the formula for calculating Strategy Interim Value is discussed, please revise to provide a plain-English description of the formula. Please similarly revise the description elsewhere in the prospectus (*e.g.*, in "Risk Factors – Strategy Interim Value Risk" and "Available Strategies – Strategy Contract Value"), leaving the more detailed description for Appendix B.

27. The third sentence of the fourth paragraph states that "…[a]ny withdrawal will reduce your Indexed Strategy Base…." If true, please clarify here that this reduction is done on a proportionate (rather than a dollar-for-dollar) basis. Please make this clarification throughout the prospectus where the effects of withdrawals on Indexed Strategy Base (and Strategy Contract Value) are discussed; *e.g.*, under "Summary – What is the Purpose of the Contract?", and "Risk Factors – General Liquidity Risk."

28. Please disclose here that Strategy Interim Value determines an investor's proceeds if partial withdrawals, full surrender, annuitization or Death Benefit payments are made or taken prior to the end of a Strategy Term, and that this amount may then subject to Withdrawal Charges and/or Market Value Adjustments. Please add similar disclosure regarding Strategy Interim Value (and Withdrawal Charges and Market Value Adjustments) throughout the prospectus, wherever a surrender or withdrawal would be subject to a Strategy Interim Value calculation; *e.g.*, in "Summary – What is the purpose of the Contract?", "Risk Factors – Risk that We may Add, Remove or Replace an Index or Indexed Strategy", "The Annuity Contract – Right to Examine", "Contract Charges –

Withdrawal Charge," and "Access to Your Money during the Accumulation Period – Systematic Withdrawals to Pay Advisory Fee."

Can I make withdrawals?

29. The last sentence of the first paragraph reads: "Amounts withdrawn from a qualified contract may also be subject to a 10% additional federal tax if taken before age 59 ½." We note that this would also be applicable to amounts withdrawn from a non-qualified contract. Please revise here, and elsewhere as applicable, to clarify this (*e.g.*, by changing "qualified contract" to "Contract").

How do withdrawals affect the Contract Values?

30. In the last two sentences of the first paragraph, please provide an example of how proportionate reductions operate when effecting a withdrawal.

How do Rider Charges affect the Contract Values?

31. Please provide an example of how proportionate reductions operate upon assessment of Rider Charges.

32. Please confirm here, and elsewhere as applicable, that proportionate reductions are applicable to the One-Year Fixed Strategy (rather than reductions on a dollar-for-dollar basis).

What charges are deducted under the Contract?

33. Please clarify here, and throughout where the Withdrawal Charge Period is discussed, that Withdrawal Charges apply only to the Withdrawal Charge Period applicable to B-share Contracts. It appears that the Withdrawal Charge Period is six years for B-share Contracts and that there is no Withdrawal Charge Period for I-share Contracts. Accordingly, the table should only show Withdrawal Charges applicable to the B-share Contracts.

34. In the first paragraph underneath the withdrawal charge schedule, please clarify the description of the Free Withdrawal Amount available to B-share Contract Owners to match the disclosure on page 23; *i.e.*: "For B share, your Free Withdrawal Amount equals [10%] of your Premium Payment during the first Contract Year and the greater of [10%] of the Contract Value on the prior Contract Anniversary or the Required Minimum Distribution for your Contract for the Calendar Year at the beginning of the Contract Year for all other Contract Years."

What Riders are Available Under the Contract?

35. Please clarify whether the Optional Return of Premium Death Benefit must be elected on the Issue Date, unless elected through Spousal Continuation. Other disclosure suggests that the Rider can be elected at other times. Please reconcile.

Risk Factors (pages 8-12)

36. Please add Separate Account Risk to the risk factors discussion.

Risk of Loss during Right to Examine Period

37. The last sentence states that a Contract Owner bears the risk of any decline in Contract Value during the right to examine period. Please add, if accurate, that this is subject to state variations, and disclose any such variations in Appendix A to the prospectus.

Risk of Loss Related to Withdrawal Charges

38. Please clarify that this risk only applies to B-share Contracts.

Systematic Withdrawals to Pay Advisory Fee Risk

39. Please clarify, if true, that this risk only applies to I-share Contracts.

40. Please clarify, if true, that although the Company will not report any partial withdrawal as a reportable distribution for federal income tax purposes if taken pursuant to the systematic withdrawal program, federal and/or state taxing authorities could determine that such fees should be treated as taxable withdrawals.

Index Risk

41. Please note here, and elsewhere where each Index is discussed, that all Indices are price-return indices that do not reflect dividends paid with respect to underlying securities.

Index Risk – Fidelity Dividend Strength Index

42. The following language is bracketed under the bulleted paragraph "Selection Model Risk": "[Even though this Index's selection models seek to identify companies with strong dividend characteristics, this Index's performance does not reflect any dividends or distributions paid by the component companies.]"

    a. Please confirm if this bracketed language is accurate.

    b. If the language above is applicable, please explain why it is appropriate to offer an index designed and marketed on the basis of paying dividends, when owners of this Contract to not participate in index returns derived from the dividend payments of the index constituents.

    c. If the language above is applicable, to avoid confusion, please disclose each place that the index is named that the index strategy's performance does not reflect dividend payments.

    d. If the language above is applicable, please disclose any corresponding risks of Contract Owners choosing to track an Index that (i) selects its constituent securities based upon their strong dividend characteristics, but (ii) does not provide Contract Owners with all of the performance benefits (*i.e.*, dividends) of those constituent securities.

Buffer Percentage, Floor Percentage, or Aggregate Floor Percentage Risk

43. The second sentence of the second paragraph states: "At least [ten days] prior to the start of each Strategy Term, We will make available the applicable Index Cap which varies by Aggregate Floor Percentage, however, the Aggregate Floor Percentage for the next Strategy Term will not be determined until the end of the current Strategy Term." Here, and elsewhere as applicable, please explain why the Aggregate Floor Percentage will not be known prior to the start of the next Strategy Term (*e.g.*, because the applicable Floor will not be known until the Index Credit is calculated for the preceding Strategy Term).

Strategy Interim Value Risk

44. Please move this risk factor closer to the beginning of the "Risk Factors" section, to match its prominence in the "Summary" section.

45. Please disclose whether Strategy Interim Value factors in any protection offered by Floors and Buffers applicable to an Indexed Strategy.

46. The first sentence of the third paragraph references surrenders, annuitization and the Death Benefit. Please add each of these to the disclosure in the second sentence of the third paragraph.

47. The third sentence of the third paragraph reads: "The Strategy Interim Value may be more or less if you held the Indexed Strategy for the Strategy Term." Please explain what this means in more detail.

Risk that We May Add, Remove, or Replace an Index or Indexed Strategy

48. Please revise the first sentence of the third paragraph as follows: "We reserve the right discontinue offering any Indexed Strategy for newly issued or outstanding Contracts ~~at any time~~ **at the end of a Strategy Term**."

49. The last sentence of the third paragraph states: "If you do not provide instructions in Good Order for reallocating the Strategy Contract Value, We will reallocate the Strategy Contract Value to the One-Year Fixed Strategy." Please add to this disclosure here, and elsewhere where the same language appears, that this could significantly reduce returns, as the One-Year Fixed Strategy could pay as little as the guaranteed minimum interest rate.

The Annuity Contract (pages 12-13)

Right To Examine

50. Please clarify whether, during the Right to Examine Period, an investor's Contract Value that could be refunded would also reflect adjustments due to Strategy Interim Value (and Withdrawal Charges and Market Value Adjustments).

51. The last sentence of the second paragraph reads: "In certain states, however, We are required to return your Premium Payment without deduction for any fees, charges, or market fluctuations (please refer to the State Variations Appendix)." If true, please clarify here that, in certain states, this amount will not reflect adjustments due to Strategy Interim Value, Withdrawal Charges and Market Value Adjustments.

Available Strategies (pages 13-20)

One-Year Fixed Strategy

52. The last sentence of the first paragraph states: "At the conclusion of the Strategy Term, We will declare the interest rate for the next Strategy Term." Please revise to state that the rate will be declared ten days before the end of the Strategy Term, if true, or specify the amount of prior notice that will be given.

53. Please add the bolded, final sentence of the second paragraph here to the "Risk Factors" section of the prospectus.

Indexed Strategies

54. Please revise the first sentence of the second paragraph as follows: "The below Indexed Strategies ~~may be~~ **are** available under the Contract."

55. Please confirm, in the table on page 14, that the rates listed in the column for "Minimum Guaranteed Participation Rate" are accurate. *I.e.*, wouldn't a 10% *Participation Rate* mean an investor would participate in a maximum of 10% of the potential upside?

The Indices – UBS Climate Aware Equity Index

56. The first sentence of the second paragraph on page 16 states: "The selection and weighting of securities for the Index is fully rules-based, and the index administrator cannot make any discretionary decisions." This is a requirement for an index to be a broad based securities index. Accordingly, add this disclosure for the other Indices, if true.

57. Please make clear to Contract Owners that while the index strategy seeks to track the performance of an index with certain climate and ESG characteristics, their Contract Value and the assets invested by the Company may **not** be invested in companies with these climate and ESG characteristics.

Index Credit – Index Return and Index Credit

58. Please add to the disclosure in the second paragraph that the Index Credit will also be applied to Strategy Contract Value.

Index Credit – Floor Percentage Example 2

59. Please revise the first sentence of the example to reference a Floor Percentage of "-10%."

60. The third sentence states: "Because the Floor Percentage (-10%) is higher than the Index Return (-15%), We would apply an Index Credit equal to -10% to the Indexed Strategy Base." Please clarify this disclosure in accordance with the plain-English revisions to the definition of Floor Percentage; *e.g.*, because the Floor Percentage limits the amount of negative Index performance, an Index Credit equal to -10% would be applied to the Indexed Strategy Base.

61. The final paragraph on page 18 states: "**Floor Percentage provides only limited protection from downside risk. It does not provide absolute protection against negative Index Credit. You may lose money**." If true, please also note prominently (i) here and (ii) in the disclosure discussing Aggregate Floor Percentages and Buffer Percentages, that each of the following may further reduce Contract Value: Rider Charges, deductions to pay advisory fees (for I-share Contracts), Withdrawal Charges, Market Value Adjustments, and taxes (including any applicable penalty) payable but not previously deducted.

Index Credit – Aggregate Floor Percentage

62. Please discuss in plain English, in the body of the prospectus where Aggregate Floors are discussed on page 19:

    a. How Index Caps and Aggregate Floor Percentages move inversely to each other and how the operation of renewal Index Caps and Aggregate Floor Percentages affect Contract Value.

    b. The operation of the reset feature for Aggregate Floor Percentages that investors may elect during a Strategy Term.

    c. How Index Caps are delivered ten days prior to the start of a new Strategy Term, when Aggregate Floor Percentages are not determined until the start of a new Strategy Term.

Please generally explain in more detail throughout the prospectus where the Aggregate Floor is discussed, in plain English, the operation of Aggregate Floors and Aggregate Floor Percentages (*e.g.*, in the "Summary" and "Available Strategies" discussions), including how the reset feature works and how renewal Index Caps operate. Where disclosure regarding Aggregate Floors is augmented, please also cross-reference the reader to Appendix C for additional information.

Please also add cross-references to: (i) "Risk Factors" for a further discussion of any risks and benefits of exercising the reset feature; and to (ii) Appendix C for further examples of the operation of the renewal Index Caps and Aggregate Floor Percentages.

63. Please clarify "Aggregate Floor Percentage Example 1" as follows:

    a. Clarify the first sentence of the first paragraph to reflect the fact that there is only one Indexed Strategy that includes an Aggregate Floor Percentage.

    b. Clarify the first sentence of the second paragraph to read: "Assume funds remain in **the same** Indexed Strategy…."

    c. In the second paragraph, please explain in plain English how the Aggregate Floor Percentage of -4.3% is determined.

    d. In the tabular example, please explain why: (i) End Contract Value for Year 1 is $94,000, but (ii) Beginning Contract Value (and the Indexed Strategy Base) for Year 2 are $95,000.

Reallocation Period (page 21)

64. Please clarify the penultimate paragraph of this section as follows: "If We do not receive a reallocation request, no reallocations will occur and your current reallocation will remain in place for the next Strategy Term, **except as otherwise provided herein**." This disclosure should make clear that funds may default into the One-Year Fixed Strategy as discussed elsewhere in the prospectus.

<u>Access to Your Money during the Accumulation Period (pages 21-23)</u>

Types of Withdrawals

65. The second sentence of the second paragraph states: "If you take a partial withdrawal and, immediately after the withdrawal, your Contract Value would be less than $2,500, We will instead pay you the Surrender Value and terminate your Contract." Here, and elsewhere where this disclosure appears, please exempt Contracts where the Optional Return of Premium Benefit has been elected, or explain how it is appropriate under these circumstances to terminate the Contract and this benefit for which an investor has paid an additional fee.

66. Please clarify the first sentence of the third paragraph to clarify that Withdrawal Charges apply to B-share Contracts.

Partial Withdrawals

67. Please confirm whether, instead of receiving partial withdrawals proportionately, an investor can specify which strategies to take withdrawals from.

68. Please also disclose the impact of partial withdrawals and full surrender, prior to the end of the Strategy Term, on the amount an investor would receive upon withdrawal (including, *e.g.*, due to the Strategy Interim Value adjustment).

Market Value Adjustment

69. The second sentence of the second paragraph states: "The MVA will be capped at the maximum possible positive MVA percentage that if applied on a full surrender of the Contract would decrease the Surrender Value to the Minimum Non-Forfeiture Amount." Please explain what this means in plain English and provide an example.

70. This section cross-references to Appendix F for examples. Notwithstanding this, please add simplified examples here.

71. Please briefly describe here, and elsewhere as applicable, the procedures required for a Contract Owner to terminate systematic withdrawals. If systematic withdrawals may be reinstated after termination, please disclose this as well. Finally, please disclose that a Contract Owner should contact their financial professional prior to terminating (or, if applicable, reinstating) systematic withdrawals.

Systematic Withdrawals to Pay Advisory Fee

72. Please revise the second sentence to read as follows: "This maximum rate will not change after **the** Issue **Date**."

73. The penultimate sentence states: "We will not verify the fee amount withdrawn, but We will send you a confirmation of the partial Withdrawal, which you should review to verify the fee amount is accurate." Please delete. The Company must ensure that withdrawals are limited to a maximum of 1.50% of Contract Value per Contract Year.

74. The final sentence states: "The Contract Owner may terminate the systematic withdrawal program for the deduction of advisory fees at any time."

    a. Please briefly describe here, and elsewhere, the procedures required for a Contract Owner to terminate systematic withdrawals. If systematic withdrawals may be reinstated after termination, please disclose this as well. Finally, please disclose that a Contract Owner should contact their financial professional prior to terminating (or, if applicable, reinstating) systematic withdrawals.

    b. Please briefly disclose here, and in more detail in the Risk Factors section, any consequences of terminating systematic withdrawals or paying advisory fees outside of the systematic withdrawal program (*e.g.*, withdrawals to pay advisory fees could reduce the Free Withdrawal Amount or any Optional Death Benefit Value, and such amounts could be subject to Withdrawal Charges or MVA).

    c. With reference to I-share Contracts, please disclose, if true, that if a Contract Owner elects to pay the advisory fee from his or her contract value (and not through the systematic withdrawal program), then this deduction [will reduce][may reduce] the death benefit(s) and any downside protection provided by the Indexed Strategies. Please add corresponding disclosure throughout as applicable; *e.g.*, to "Risk Factors – Systematic Withdrawals to Pay Advisory Fee Risk."

Contract Charges (pages 23-24)

75. Please provide a summary list of all charges, including MVA adjustment and Rider Charges, at the beginning of this section. Please also specify the maximum loss an investor can sustain for each strategy due to Strategy Interim Value calculation.

76. In this section, and throughout as applicable where disclosure says a waiver "may not be available in all states," please cross-reference Appendix A where the states are identified.

Withdrawal Charge

77. Please supplement the second paragraph with examples of a Gross Withdrawal and a Net Withdrawal.

78. Please specify here whether Withdrawal Charges are applied to the Death Benefit or upon annuitization within the Withdrawal Charge Period.

Bailout Waiver

79. Please clarify in the second paragraph that the Qualifying Crediting Rate is reflected in an investor's Contract.

80. The first sentence of the fourth paragraph states: "Funds are not required to be allocated to the eligible strategy with the Qualifying Crediting Rate in order for this bailout to apply." Please reconcile this with disclosure stating that the Qualifying Crediting Rate is in effect only for certain strategies. Please also make clear whether Strategy Interim Value applies for withdrawals or surrenders under this provision made during the Strategy Term.

Annuity Payments (pages 24-26)

Annuity Payments – When do your Annuity Payouts Begin?

81. Please revise the first sentence to read: "Contract Value (minus any applicable premium taxes**, MVA and Withdrawal Charges**) will be annuitized on the Annuity Commencement Date."

82. Please disclose whether the calculation of Annuity Payment, within five Valuation Days of the selected Annuity Commencement Date, is subject to Strategy Interim Value adjustment.

Option 2: Life Annuity & Option 4: Joint and Last Survivor Life Annuity

83. Please specify, if true, that no payment will be made if the Annuitant dies prior to the first payment.

Death Benefit (pages 26-27)

Payment Options

84. Please specify in the first paragraph that, while the Death Benefit is not subject to the Withdrawal Charge or the MVA, it is subject to Strategy Interim Value adjustment if not taken at the end of a Strategy Term.

How Contracts are Sold (pages 35-36)

Commissions

85. The prospectus refers to B-share Contracts as being sold through registered broker-dealers that charge sales commissions. Please clarify if these charges are assessed against Contract Owners for the sale of the Contract or whether they are paid by the Company.

Also, if the commissions are paid by the Company for B-share Contracts, please explain supplementally whether I-share and B-share investors will be subject to different caps and participation rates, I-share Contracts may have significantly lower distribution costs (since the costs are borne directly by the Contract Owner).

Appendix C: Examples Illustrating Calculation of Index Credit for Indexed Strategies with Aggregate Floor Percentages

86. Here, and elsewhere, please update the dates used in the examples to dates that do not pre-date the registration statement's filing date.

87. The first paragraph on page C-1 notes that the Contract offers Indexed Strategies that use either an Aggregate Floor Percentage or a Buffer Percentage. Please delete references to Buffer Percentage, as they are not discussed in the example that follows this disclosure.

88. The second table on page C-1 lists renewal Index Caps for Aggregate Floor Percentages. Please provide additional discussion, in plain English, regarding how these example Index Caps and Aggregate Floor Percentages are determined.

Appendix D: Examples Illustrating Calculation of Index Credit for Indexed Strategies with Buffer Percentages and Floor Percentages

89. Please provide an example in this appendix that uses a non-zero Floor Percentage to more fully illustrate the typical operation of Floor Percentages.

Appendix G: Examples Illustrating Calculation of the Optional Return of Premium Death Benefit

90. In the table titled "Optional Return of Premium Death Benefit – Withdrawals" on page G-2, please confirm whether the cells titled "Contract Value prior to Withdrawal (1)" and "Return of Premium Base prior to Withdrawal (2)" should be revised to read, respectively, "Contract Value after Withdrawal (1)" and "Return of Premium Base after Withdrawal (2)."

91. In the table titled "Optional Return of Premium Death Benefit – Advisory Fees" on page G-2, please confirm whether the cells titled "Contract Value prior to Withdrawal (1)" and "Return of Premium Base prior to Withdrawal (2)" should be revised to read, respectively, "Contract Value after deduction of Advisory Fee (1)" and "Return of Premium Base after deduction of Advisory Fee (2)."

Part II

    92. Please file the actual Broker-Dealer Sales and Supervisory Agreement, rather than a "form" of the agreement. *See* Item 601 of Regulation S-K (and Instructions thereto).

********

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-7703 or williamsmat@sec.gov.

Sincerely,

/s/ Matthew Williams

Matthew Williams
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
     Sally Samuel, Branch Chief
     Michael Kosoff, Senior Special Counsel